Van Eck Funds

666 Third Avenue 8th Floor

New York, NY 10017

March 31, 2016

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE
Washington, D.C. 20549

Attention: Jason Fox

Re:	Van Eck Funds (the “Trust”)
(File Nos.: 002-97596 and 811 -04297)

Dear Mr. Fox:

Thank you for your telephonic comments regarding various filings made by the Trust including its annual report on Form N-CSR for the year ended December 31, 2014, relating to certain series of the Trust (each, a “Fund” and, together, the “Funds”). Below, we provide any responses to or any supplemental explanations of such comments, as requested.

Comment 1.	Please remove references to the Multi-Manager Alternatives Fund in the Trust’s EDGAR filing codes.

Response 1. We will remove such references in future filings.

Comment 2.	To the extent any of the Funds engaged in a cross-trade during the period consider disclosing such cross trade in future filings?

Response 2. We note the staff’s comment.

Comment 3.	Please evaluate each Fund’s disclosure in light of sectors identified in the management discussion of financial performance.

Response 3. We note the staff’s comment and will evaluate such disclosure accordingly.

Comment 4.	With respect to the Long/Short Equity Index Fund, please let shareholders know how they can obtain a shareholder report for any ETF that comprises more than 25% of the fund’s assets.

Response 4. We respectfully acknowledge the staff’s comments. As we are simply investing in these funds and not offering them we are not required to add such disclosure.

Comment 5.	Please ensure that the Trust’s Form N-PX is signed by the Trust’s Principal Executive Officer.

Response 5. We note the staff’s comment and will ensure that the Trust’s Form N-PX is signed by its Principal Executive Officer.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2029. Thank you.

Best regards,

/s/ Jonathan R. Simon

Jonathan R. Simon